SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item
1.	Press release entitled “ BBVA Banco Franés reports third quarter earnings for fiscal year 2004”

CONTACT:

María Adriana Arbelbide Investor Relations Phone: (5411) 4341 5036 E-mail: marbelbide@bancofrances.com.ar

November 11, 2004

BBVA BANCO FRANCES (NYSE; BFR.N; BCBA:FRA.BA; LATIBEX: BFR.LA) REPORTS CONSOLIDATED THIRD QUARTER EARNINGS FOR FISCAL YEAR 2004

Executive summary

•	BBVA Banco Francés showed a positive Operating income for the fourth consecutive quarter, totaling Ps. 75.2 million as of September 30, 2004. The expansion as compared to the same quarter of the previous fiscal year is mainly explained by an increase in Net financial income and Net income from services, together with lower Administrative expenses. The decrease as compared to the June 2004 quarter is mainly related to a lower CER index - which impacted the Net financial income - and higher loan loss provisions, partly offset by an increasing Net income from services.

•	Private sector loan portfolio recovery continued during the third quarter of fiscal year 2004, with other loans, advances and notes discounted growing 43.9%, 6.3% and 13.5%, respectively, basically in the corporate segment, and personal and car secured loans growing 28.3% and 78.3%, respectively, in the retail segment.

•	The sustained increase in fee income contributed to a further improvement in efficiency, measured by Net fee income as a percentage of Administrative expenses - from a 59.1% ratio in the previous quarter to 61.7% in the quarter ended September 30, 2004.

•	Strengthened by the consolidation of its business model and with a corporate culture that distinguishes its brand in the market, BBVA Banco Francés maintains its leading position among private sector banks measured by deposits, with a 10.5% market share in private sector deposits as of September 30, 2004.

•	Costs related to asset quality were also a very important source of income for the Bank. Non-performing ratio steadily improved to reach 1.94%, on considering total financing, with an 83.79% coverage ratio as of September 30, 2004.

•	BBVA Banco Francés has further reduced its Public sector exposure (Ps.213 million), during the third quarter of 2004.

Third quarter of fiscal year 2004

Economic activity picked up in the third quarter of 2004. Industrial production grew at a healthy pace of 2% over the previous quarter with a strong performance of the automobile sector. Similarly, the public services index expanded by 5.3% over the previous quarter, accumulating a 13.8% increase year to September. Construction activity was negatively affected by climatic conditions and only increased by 0.2% in seasonally adjusted terms over the second quarter. Revised GDP numbers for the second quarter show that the impact of the energy crisis was relatively mild since in that period the economy grew by 0.5% in seasonally adjusted terms and increased 9% yoy on average in the first half of 2004.

Fiscal performance remained excellent in spite of lower revenues due to seasonal factors vis a vis the previous quarter. Tax collections have continued to grow at a much stronger pace than economic activity and total Ps. 82,220 million in the year to October (39% yoy). As strong expenditure increases fail to materialize, the primary fiscal surplus has risen to Ps.16.8 billion in the first 9 months of 2004, almost 40 % above the IMF target for the full year.

Inflation was more subdued in the third quarter and averaged 0.5 % per month. Food and beverage prices were particularly volatile ranging from – 0.3% to +1.2% from July to August due to sharp movements in fresh vegetables affected by weather conditions. The CPI index accumulates an increase of 5.2 % to October and although higher than in 2003 since some relative price adjustment has taken place, inflation remains under control.

The Argentine peso depreciated slightly from a Ps. 2.96/US$ at the end of June to Ps. 2.98/US$ at the end of September (BCRA reference rate). The exchange rate was mildly under pressure in August when Argentina suspended its agreement with the IMF until the debt restructuring process is completed. Throughout the quarter, however, the Central Bank continued to support the demand for dollars, purchasing US$ 21 million per day on average.

In this scenario, money growth was less expansive in the third quarter. The monetary base (including reverse repos) increased Ps. 1,953 million pesos, compared to an increase of Ps. 3,938 in the second quarter. The public sector acted in a contractionary manner since, due to the lack of a standing agreement with the IMF, the government used its primary surplus to purchase dollars to meet non-refundable capital obligations with international financial institutions. Additionally, for seasonal reasons there was a lower supply of dollars from the private sector.

Total deposits in pesos and dollars grew 4.2% in the quarter, but most of this flowed to public sector accounts due to the large fiscal surplus that the national and provincial administrations are accumulating. On the other hand, there was a 5.4% growth in loans to the private sector, where mortgages and personal loans to families begin to recover.

The uneven distribution of liquidity between public and private banks was reflected in the market rates. There is a spread of 200 BP between the wholesale rates that both groups of banks offer to depositors.

The Business:

BBVA Banco Francés’ strong brand name, reinforced capital base and enhanced competitiveness, positions the Bank as one of the leading private entities in Argentina, ranking first in deposits and in total net worth, according to recent statistics published by the Central Bank – August 2004 -, with approximately Ps.8.5 billion and Ps.1.3 billion, respectively. The strong corporate culture, with its customers and its team of professionals as cornerstones, bolsters the Bank’s franchise differentiation.

As the economy showed a renewed strengthening, the Bank gradually resumed lending activity through overdrafts, personal loans and credit card financing in the retail segment and through short-term financing – including the one-year term – such as notes discounted, working capital financing, investment-banking products – such as financial trusts – and some longer term transactions in the corporate segment. During the last nine-month period net private loan portfolio grew Ps.563 million. Beyond this, BBVA Banco Francés keeps targeting higher fee revenues and lower costs aiming to improve the cost/income ratio.

Looking forward the Bank faces the challenge of consolidating the Net Financial Income as the most important source of income, on the back of rebuilding its private sector loan portfolio, optimizing the funding structure, while maintaining growth in the transactional business.

Presentation of Financial Information

It is important to note that:

•	All foreign currency transactions accounted for at a free exchange rate as of September 30 have been translated into pesos at the reference exchange rate of Ps. 2.9825 per U.S. dollar, published by the Central Bank of Argentina on that date.

•	This press release contains unaudited information that consolidates all of the banking activities on a line-by-line basis. The Bank’s interest in the Consolidar Group is accounted for by the equity method; BBVA Banco Francés’ stake in the Consolidar Group and the Consolidar Group’s results are included in Investments in other companies and Income from equity investments, respectively.

•	To provide a meaningful comparison to previous quarters, we include on page 16 of this press release the balance sheet of BBVA Banco Francés including Banco Francés Cayman - which was sold in March 2004 - by the equity method.

THIRD QUARTER EARNINGS

Condensed Income Statement (1)	Quarter ended			% Change Qtr ended 09/30/04 vs. Qtr ended
in thousands of pesos except income per share, income perADS and percentages	09/30/04	06/30/04	09/30/03	06/30/04	09/30/03
Net Financial Income	133,191	156,491	43,149	-14.89%	208.68%
Provision for loan losses	(11,178)	(1,671)	21,332	568.94%	-152.40%
Net income from services	75,325	70,336	59,358	7.09%	26.90%
Administrative expenses	(122,142)	(118,926)	(130,941)	2.70%	-6.72%
Operating income	75,196	106,230	(7,102)	-29.21%	1158.80%
Income (loss) from equity investments	7,438	8,197	6,454	9.26%	15.25%
Income (Loss) from Minority interest	(40)	129	534	-131.01%	-107.49%
Other income/expenses	(149,874)	(117,238)	13,231	27.84%	-1232.75%
Income tax	54,286	(11,514)	(48,086)	-571.48%	-212.89%
Net income for the period	(12,994)	(14,196)	(34,969)	-8.47%	-62.84%
Net income per share (2)	-0.04	-0.04	-0.09	-8.47%	-62.84%
Net income per ADS (3)	-0.11	-0.12	-0.28	-8.47%	-62.84%

(1)	Exchange rate: 2.9825 Ps. = 1 US$

(2)	Assumes 368,128,432 ordinary shares outstanding.

(3)	Each ADS represents three ordinary shares.

Operating income as of September 2004 showed a Ps. 75.2 million gain, compared to a Ps. 7.1 million loss and a Ps.106.2 million gain, registered as of September 30, 2003 and June 30, 2004, respectively. During the present quarter the Operating income was negatively impacted by lower Net financial income – which in turn was impacted by a 30.3% reduction in CER index - and higher loan loss provisions. However, the improvement in efficiency – bolstered by higher net income from services – partly offset such decrease.

The loss in Other income/expenses is mainly explained by: i) a Ps.51 million charge related to the amortization of the loss derived from the payment of deposits under judicial injunctions, in accordance to Central Bank’s regulations - which does not imply that the Bank waives its right to demand a future compensation, ii) the registration of general provisions, and iii) the provisions made during the quarter to cover the taxable deferred asset stemming from the use of the deferred tax method, the opposite entry of which is included in Income tax.

Net income for the third quarter of fiscal year 2004, accounted for a Ps.12.9 million loss, compared to a Ps.14.2 million loss and a Ps. 34.9 million loss registered in the June 2004 and September 2003 quarters, respectively.

	Quarter ended			% Change Qtr ended 09/30/04 vs. Qtr ended
in thousands of pesos except percentages	09/30/04	06/30/04	09/30/03	06/30/04	09/30/03
Return on Average Assets (1)	-0.38%	-0.42%	-0.93%	9.21%	58.83%
Return on Average Shareholders’ Equity (1)	-4.02%	-4.20%	-7.57%	4.12%	46.85%
Net fee Income as a % of Operating Income	36.12%	31.01%	57.91%	16.50%	-37.62%
Net fee Income as a % of Administrative Expenses	61.67%	59.14%	45.33%	4.27%	36.04%
Adm. Expenses as a % of Operating Income (2)	58.58%	52.43%	127.74%	11.72%	-54.14%

(1)	Annualized

(2)	Adm.Expenses / Net financial income + Net income from services

Net financial Income

As indicated above, Net Financial income was negatively impacted by a 30.3% reduction in the CER index (mainly CPI). The structural term and rate mismatch in assets and liabilities of the financial system and of BBVA Banco Francés, following measures taken by the Government during 2002 and 2003, brought about a strong dependence on the relative behavior of the consumer price index, or CPI, vis-à-vis interest rates. While a significant part of the Bank’s risk assets accrue interest at a variable interest rate, adjusted by CER plus an interest rate, most liabilities accrue interest at a fixed rate, except for certain discount loans granted to BBVA Banco Francés by the Central Bank, the remaining portfolio of rescheduled deposits, known as CEDROS and the new CER adjusted deposits. Although, the effective pricing policy implemented by the Bank successfully maintained a low cost of funds in fixed rate deposits that positively impacted the overall spread, the decrease in CER index still had a negative impact. During the September 2004 quarter the long CER adjusted position accrued interest at a 5.79% annual adjustment rate (CER) plus an average 3.3% fixed interest rate (totaling approx. 9.1%), while the funding cost of fixed rate deposits averaged 2.0%. During the June 2004 quarter the long CER adjusted position accrued interest at a 8.32% annual adjustment rate (CER) plus an average 3.5% fixed interest rate and the funding cost of fixed rate deposits averaged 1.8%.

Public Sector Exposure

During the present quarter BBVA Banco Francés reduced 2.8% (Ps. 213 million) its exposure to the Public sector. As of September 30, 2004, total exposure to the Public sector - including loans and bonds - amounted to approximately Ps. 7,504 million.

	Quarter ended			% Change Qtr ended 09/30/04 vs. Qtr ended
in thousands of pesos except percentages	30/09/04	31/03/04	30/09/03	31/03/04	30/09/03
- Loans to the Federal government & Provinces	6,071,125	6,057,751	6,038,501	0.22%	0.54%
- Total bond portfolio	1,432,855	1,658,704	2,965,177	-13.62%	-51.68%
Compensatory bond	145,334	143,684	1,101,921	1.15%	-86.81%
Compensatory bond to be credited	109,125	110,282	247,576	-1.05%	-55.92%
Other government bonds	1,178,396	1,404,738	1,615,680	-16.11%	-27.07%
- Total exposure to the Public Sector	7,503,980	7,716,455	9,003,678	-2.75%	-16.66%

The main factor in the reduction was a decrease in Other government bonds, related to the subscription - with guaranteed bonds BOGAR - of the Government bonds to be delivered to those depositors who had accepted the second swap option plan launched by the Government.

Total loan portfolio

The chart below shows the composition of the loan portfolio in monthly balances:

	Quarter ended			% Change Qtr ended 09/30/04 vs. Qtr ended
in thousands of pesos except percentages	09/30/04	06/30/04	09/30/03	06/30/04	09/30/03
Net total loans	8,318,566	7,937,432	7,528,605	4.80%	10.49%
Advances	321,035	301,982	111,341	6.31%	188.33%
Notes discounted and purchased	289,001	254,670	153,218	13.48%	88.62%
Consumer Mortgages	415,924	429,951	412,502	-3.26%	0.83%
Personal loans	152,303	118,745	97,863	28.26%	55.63%
Credit cards	231,348	238,887	157,635	-3.16%	46.76%
Car secured loans	14,962	8,391	5,088	78.31%	194.06%
Loans to financial sector	30,023	9,938	56,905	202.10%	-47.24%
Loans to public sector	3,880,252	3,938,754	4,038,221	-1.49%	-3.91%
Other	903,227	627,901	892,170	43.85%	1.24%
Unaccrued interest	(620)	(550)	(108)	12.73%	474.07%
Adjustement and accrued interest & exchange differences receivable	2,216,307	2,140,227	2,051,848	3.55%	8.02%
Less: Allowance for loan losses	(135,196)	(131,464)	(448,078)	2.84%	-69.83%

Net private sector loan portfolio grew 19.6% (Ps. 368 million) during the third quarter of fiscal year 2004. Commercial private sector loan portfolio maintained the positive trend shown during the last quarters driven by other loans – which include foreign trade transactions -, notes discounted and advances – which grew 43.9%, 13.5% and a 6.3%, respectively – basically in the corporate segment, while personal and car secured loans increased 28.3% and 78.3%, respectively, in the retail segment.

The 10.5% increase in Net total portfolio, compared to the same quarter of the previous fiscal year, is mainly explained by the positive performance of commercial portfolio.

Government and Private Securities

The following chart shows the total exposure of the Bank in government and private securities as of September 30, 2004, including repurchase agreement transactions. The decrease in Total bond portfolio compared to the previous quarter is mainly explained by a reduction in Other fixed income securities, related to the subscription of the Government bonds on behalf of those depositors who had accepted the second swap option plan launched by the Government and the negative effect of the valuation of bonds in investment account and other fixed income securities in accordance to Communication A 3911, partly offset by an increase in trading account – mainly explained by a larger LEBAC portfolio (Central Bank bills).

Communication A 3911 provides that Federal Government Secured Loans, Government bonds and other unlisted Government securities and loans must be booked at the lowest of: i) the technical value (amount that should be adjusted by CER, if applicable, plus any interest accrued pursuant to the conditions of issuance), and ii) the present value of future cash flows at a discount rate set by the Central Bank (3.5% until December 2004). The difference between both valuations should be accounted for in a balancing account. As of September 2004, the application of such regulation has had no impact in the Income Statement.

	Quarter ended			% Change Qtr ended 09/30/04 vs. Qtr ended
in thousands of pesos except percentages	09/30/04	06/30/04	09/30/03	06/30/04	09/30/03
Holdings	1,472,507	1,738,122	2,496,811	-15.28%	-41.02%
Trading	114,534	27,882	116,520	310.79%	-1.70%
Liquidity Requirements	—	—	—	—	—
Investment Accounts	650,544	655,385	149,375	-0.74%	335.51%
Investment Accounts( RML)	—	—	—	—	—
Investment accounts - Compensatory bond	145,334	143,684	1,101,921	1.15%	-86.81%
Other fixed income securities	617,577	966,261	1,128,995	-36.09%	-45.30%
Allowances	(55,482)	(55,090)	—	0.71%	—
Repurchase Agreements	—	—	553,090	—	-100.00%
B.C.R.A. (Reverse repo)	—	—	—	—	—
Trading (Reverse repo)	—	—	—	—	—
Investment Accounts (reverse repo)	—	—	553,090	—	-100.00%
Trading (Reverse repo)	—	—	—	—	—
Net Position	1,472,507	1,738,122	3,049,901	-15.28%	-51.72%
Trading	114,534	27,882	116,520	310.79%	-1.70%
Investment Accounts	650,544	655,385	702,465	-0.74%	-7.39%
Investment Accounts (RML)	—	—	—	—	—
Investment accounts—Compensatory bond	145,334	143,684	1,101,921	1.15%	-86.81%
Other fixed income securities	617,577	966,261	1,128,995	-36.09%	-45.30%
Allowances	(55,482)	(55,090)	—	0.71%	—

NB: The present chart includes the Compensatory bond received as of September 2004—BODEN 2012. The remaining Compensatory bond to be received is accounted for in Other banking receivables until it has been credited. Net Position in Other fixed income securities as of September 2004 includes Ps. 148.8 million of Private Bonds

Income from Securities and Short-Term Investments

Income from securities and short-term investments registered a gain of Ps.9.9 million in the quarter ended September 30, 2004, compared to a Ps.9.4 million gain in the previous quarter. The increase is mainly explained by higher earnings derived from the trading of public sector assets, partially offset by a decrease in earnings resulting from Compensatory and Other fixed income bonds, due to a lower portfolio.

	Quarter ended			% Change Qtr ended 09/30/04 vs. Qtr ended
in thousands of pesos except percentages	09/30/04	06/30/04	09/30/03	06/30/04	09/30/03
Income from securities and short-term	9,888	9,415	10,542	5.02%	-6.20%
investments
Trading account	2,599	1,412	1,957	84.11%	32.84%
Investment account	—	—	6,965	—	-100.00%
Investment account - Compensatory bond	594	1,064	3,564	-44.20%	-83.34%
Other fixed income securities	6,695	6,939	(1,943)	-3.52%	-444.50%
CER adjustment	10,840	15,829	2,740	-31.52%	295.61%
CER adjustment - Trading account	—	—	—	—	—
CER adjustment - Investment account	—	—	116	—	—
CER adjustment - Other fixed securities	10,840	15,829	2,624	-31.52%	313.06%

Funding Sources

	Quarter ended			% Change Qtr ended 09/30/04 vs. Qtr ended
in thousands of pesos except percentages	09/30/04	06/30/04	09/30/03	06/30/04	09/30/03
Total deposits	8,023,661	7,399,519	7,015,986	8.43%	14.36%
Current accounts	2,522,467	2,400,939	1,942,099	5.06%	29.88%
Peso denominated	2,444,183	2,335,010	1,916,627	4.68%	27.53%
Foreign currency	78,284	65,929	25,472	18.74%	207.33%
Savings accounts	1,518,426	1,512,457	950,394	0.39%	59.77%
Peso denominated	1,151,795	1,165,350	796,374	-1.16%	44.63%
Foreign currency	366,631	347,107	154,020	5.62%	138.04%
Time deposits	3,714,010	3,300,596	3,997,359	12.53%	-7.09%
Peso denominated	2,619,136	2,509,385	3,862,460	4.37%	-32.19%
CER adjusted time deposits	845,620	587,160	86,314	44.02%	879.70%
Foreign currency	249,254	204,051	48,585	22.15%	413.03%
Other	268,758	185,527	126,134	44.86%	113.07%
Peso denominated	218,164	141,598	79,299	54.07%	175.12%
Foreign currency	50,594	43,929	46,835	15.17%	8.03%
Rescheduled deposits	543,781	918,609	1,138,411	-40.80%	-52.23%
Peso denominated	543,781	918,609	1,138,411	-40.80%	-52.23%
Foreign currency	—	—	—	—	—
Total deposits + Rescheduled deposits & CEDROS	8,567,442	8,318,128	8,154,397	3.00%	5.07%

Since July 2002 new deposits in the financial system have shown a sustained growth. BBVA Banco Francés is the leading private sector bank in terms of deposits, with a 10.5% market share in private sector deposits as of September 30, 2004.

During the third quarter of fiscal year 2004 growth continued to be led by public sector, mainly due to tax matters and increased fiscal solvency. Private sector peso and dollar denominated deposits (excluding rescheduled funds) grew 2.7% (Ps.2 billion), while the rescheduled portfolio continued to decline by Ps.851 million. Likewise, the Bank’s total deposits increased 3.0% or 8.5% excluding the effect of the contraction of rescheduled deposits, mainly driven by a 12.5% (Ps.413 million) and a 5% (Ps.122 million) growth in time deposits and current account, respectively, while saving accounts remained almost stable. The decrease in rescheduled deposits is mainly related to the completion of the second swap option launched by the Government – which resulted in the delivery of Government bonds to the depositors -, the payment of amounts ordered by legal injunctions and the scheduled maturity of those funds. Foreign currency denominated deposits in the Bank amounted to Ps.745 million, with a 12.7% increase compared to June 30, 2004.

Other Funding Sources

	Quarter ended			% Change Qtr ended 09/30/04 vs. Qtr ended
in thousands of pesos	09/30/04	06/30/04	09/30/03	06/30/04	09/30/03
Lines from other banks	718,033	599,750	1,168,119	19.72%	-38.53%
Loans from the Central Bank	1,860,954	1,821,815	1,829,346	2.15%	1.73%
Other loans from the Central Bank	29,649	42,381	225,104	-30.04%	-86.83%
Repo agreements	—	—	305,603	—	-100.00%
Negotiable Obligations	345,679	341,041	392,998	1.36%	-12.04%
Other banking liabilities	2,954,315	2,804,987	3,921,170	5.32%	-24.66%
Subordinated Debt	69,334	69,246	136,627	0.13%	-49.25%
Total other funding sources	3,023,649	2,874,233	4,057,797	5.20%	-25.49%

Changes shown in the above chart are affected by the depreciation of the peso. It is important to mention that Loans from the Central Bank are related to the financial support received during the 2002 liquidity crisis, plus other loans granted by the Central Bank to acquire government bonds (BODEN 2012) on behalf of those depositors who participated in Swap I, that were latter cancelled during the June 2004 quarter.

Other dollar funding sources	Quarter ended			% Change Qtr ended 09/30/04 vs. Qtr ended
in thousands of dollars	09/30/04	06/30/04	09/30/03	06/30/04	09/30/03
Lines from other banks	203,565	188,385	400,978	8.06%	-49.23%
Negotiable Obligations	115,902	115,189	135,004	0.62%	-14.15%
Repo agreements	—	—	104,982	—	-100.00%
Other banking liabilities	319,468	303,574	640,964	5.24%	-50.16%
Subordinated Debt	20,000	20,227	20,000	-1.12%	0.00%
Total other funding sources	339,468	323,800	660,964	4.84%	-48.64%

Foreign currency funding sources, expressed in dollars, are shown in the above chart. The 4.8% increase in Total other funding sources was mainly driven by an increase in Lines from other banks, related to foreign trade transactions.

The decrease as compared to the same quarter of the previous fiscal year is mainly explained by the sale of Banco Francés Cayman and the cancellation of a US$102.9 million repo agreement granted by BBVA, with a new US$64 million loan as counterpart registered in Lines from other banks.

Asset Quality

	Quarter ended			% Change Qtr ended 09/30/04 vs. Qtr ended
in thousands of pesos except percentages	09/30/04	06/30/04	09/30/03	06/30/04	09/30/03
Nonaccrual financing (1)	180,744	192,400	991,513	-6.06%	-81.77%
Allowances	151,439	126,189	641,693	20.01%	-76.40%
Nonaccrual financing/ total financing	1.94%	2.16%	11.10%	-10.20%	-82.52%
Allowances /nonaccrual financing	83.79%	69.13%	64.72%	21.19%	29.46%

Total financing includes loans and Other banking receivables and Guarantees granted by the Bank

(1)	Nonaccrual financing include all loans to borrowers classified as “Problem”, “deficient Servicing”, “High Insolvency Risk”, ”difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical decision” according to the new Central Bank debtor classification system.

Asset quality showed a sustained improvement since the beginning of the 2001 crisis. The Bank’s efforts in the restructuring process and risk control resulted in a successful performance. The non-performing ratio considering Total Financing (i.e., loans, corporate senior debt purchased and guarantees granted by the Bank) reached 1.94% as of September 30, 2004, with a coverage ratio of 83.79%.

The following chart shows the evolution of Allowance for loan losses, which includes allowances related to Other banking receivables.

	Quarter ended			% Change Qtr ended 09/30/04 vs. Qtr ended
in thousands of pesos except percentages	09/30/04	06/30/04	09/30/03	06/30/04	09/30/03
Balance at the beginning of the quarter	146,631	114,377	612,607	28.20%	-76.06%
Increase	11,178	1,671	(21,332)	-568.94%	-152.40%
Exchange difference - Foreign trade loans	—	—	(14,787)	—	-100.00%
Provision increase/decrease - Exchange rate difference	390	192	10,367	103.13%	-96.24%
Decrease	(17,830)	30,391	(34,121)	-158.67%	-47.74%
Balance at the end of the quarter	140,369	146,631	552,734	-4.27%	-74.60%

The Increase reflects loan loss provisions accounted for during the quarter. In turn, the Decrease account is mainly explained by the write-offs of the quarter.

Income from services net of other operating expenses

Net income from Services increased 7.1% and 26.9% compared to the previous quarter and to the same quarter of previous fiscal year, respectively.

	Quarter ended			% Change Qtr ended 09/30/04 vs. Qtr ended
in thousands of pesos except percentages	09/30/04	06/30/04	09/30/03	06/30/04	09/30/03
Net income from services	75,325	70,337	59,358	7.09%	26.90%
Service charge income	87,162	82,366	70,343	5.82%	23.91%
Service charges on deposits accounts	32,929	31,743	29,087	3.74%	13.21%
Credit and operations	16,121	15,330	12,983	5.16%	24.17%
Insurance	3,697	3,238	2,626	14.19%	40.79%
Capital markets and securities activities	2,778	1,927	3,180	44.14%	-12.66%
Fees related to Foreign trade	7,328	6,401	4,912	14.49%	49.17%
Other fees	24,309	23,728	17,555	2.45%	38.47%
Services Charge expense	(11,837)	(12,030)	(10,986)	-1.60%	7.75%

Once again fees showed a positive trend. The Bank’s efforts in the transactional business resulted in a steady increase in Net income from services, driven by higher service charges on deposit accounts and credit card fees, together with an increase in capital markets and foreign trade fees. Growth in credit card fees can be explained by higher consumption, while the increase in fees from capital market transactions and foreign trade fees is related to higher volume of activity.

Income related to foreign currency exchange transactions is not accounted for in Net income from services but in Net financial income. As of September 2004, such income amounted to approximately Ps.18.5 million, compared to Ps.18.1 million registered in the previous quarter. The Bank currently purchases and sells U.S. dollars through all of the Bank’s branches and its ATM network as well as over the Internet. The Bank has also recently started to sell and purchase Euros, Brazilian reales and Uruguayan pesos. It should be noted that the efficiency ratio - measured by Net fee income plus income from foreign currency transactions as a percentage of Administrative expenses – reaches 76.8% ratio as of the present 2004 quarter.

Administrative expenses

	Quarter ended			% Change Qtr ended 09/30/04 vs. Qtr ended
in thousands of pesos except percentages	09/30/04	06/30/04	09/30/03	06/30/04	09/30/03
Administrative expenses	(122,142)	(118,926)	(130,938)	2.70%	-6.72%
Personnel expenses	(59,476)	(57,377)	(59,977)	3.66%	-0.84%
Electricity and Communications	(3,882)	(3,356)	(4,610)	15.67%	-15.79%
Advertising and Promotion	(6,513)	(6,142)	(3,406)	6.04%	91.22%
Honoraries	(7,399)	(5,686)	(6,980)	30.13%	6.00%
Taxes	(3,500)	(3,709)	(4,421)	-5.63%	-20.83%
Organization and development expenses	(5,995)	(6,483)	(12,636)	-7.53%	-52.56%
Amortizations	(7,179)	(8,003)	(11,222)	-10.30%	-36.03%
Other	(28,198)	(28,170)	(27,686)	0.10%	1.85%

Administrative expenses increased 2.7% compared to June 30, 2004 and decreased 6.7% compared to the September 2003 quarter.

Higher Personnel expenses, due to severance payments from subsidiaries, and an increase in Honoraries, mainly explain the increase in Administrative expenses compared to the previous quarter. The decrease as compared to the September 2004 quarter is mainly related to lower Organization and development expenses, together with a decrease in Amortizations.

As of September 30, 2004, the Bank had 3,586 employees - including consolidated companies except for the Consolidar Group - and a network of 227 consumer branches, 27 branches specialized in the middle-market segment, and 36 offices of Credilogros.

Other Income/expenses

Other income/expenses for the second quarter reflected a Ps.149.9 million loss, compared to a Ps.117.2 million loss registered in the previous quarter. As previously mentioned, the September 2004 figures were negatively impacted by: i) a Ps.51 million charge related to the amortization of the loss derived from the payment of deposits under judicial injunctions, in accordance to Central Bank’s regulations - which does not imply that the Bank waives its right to demand a future compensation, ii) the registration of general provisions, and iii) the provisions made during the quarter to cover the taxable deferred asset stemming from the use of the deferred tax method, the opposite entry of which is included in Income tax.

The Bank determined the charge for income tax applying the effective 35% rate to taxable income estimated for each period considering the effect of temporary differences between book and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years. As of September 30, 2004 and 2003, the Bank has estimated the existence of a net operating loss for income tax purposes.

On June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, responded to the above mentioned note, indicating that in its opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendency of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Entity has set up a provision for the net balance between the deferred tax assets and liabilities.

As of September 30, 2004, the Bank registered under Other Receivables (in the Tax Advance account) a taxable deferred asset of Ps.61,472 thousands, which amount is fully provisioned.

Income from equity investments

Income from equity investments sets forth net income from related companies, which are not consolidated, including mainly the Consolidar Group. As of September 30, 2004, the Bank registered a Ps.8.0 million gain for its stake in the Consolidar Group.

Capitalization

	Quarter ended		% Change vs.
in thousands of pesos except percentages	09/30/04	06/30/04	06/30/04
Central Bank Minimun Capital Requirements	447,754	419,227	6.80%
Allocated to Asset at Risk	221,730	172,729	28.37%
Allocated to Inmobilized Assets	142,651	152,962	-6.74%
Market Risk	11,229	12,552	-10.54%
Interest Rate Risk	38,978	46,649	-16.44%
Loans to Public Sector and Securities in Investment	33,166	34,335	-3.40%
Bank Capital Calculated under Central Bank Rules	1,304,456	1,302,862	0.12%
Core Capital	1,342,699	1,342,699	0.00%
Supplemental Capital	(47,027)	(36,140)	30.12%
Deductions	(161,790)	(169,853)	-4.75%
Minority Interest	170,574	166,156	2.66%
Excess over Required Capital	856,702	883,635	-3.05%

As of September 30, 2004 BBVA Banco Francés had Ps.1,285 million in total net worth with an excess of Ps.857 over minimum capital requirements in accordance to Central Bank regulations.

Additional information

	Quarter ended			% Change Qtr ended 09/30/04 vs. Qtr ended
in pesos except percentages	30/09/04	30/06/04	30/09/03	30/06/04	30/09/03
- Exchange rate	2.9825	2.9607	2.9110	0.74%	2.46%
- Quarterly CER adjustment (CPI)	1.45%	2.08%	0.31%	-30.30%	374.12%

Recent developments

• On September 14, 2004, the Argentine Supreme Court of Justice (Corte Suprema de Justicia de la Nación (“CSJN”)) issued a judgment in the case “CAMPBELL, María Enriqueta Vda. De Tufiño y otro c/ P.E.N. - Banco de Salta S.A. Grupo Macro s/ AMPARO- Medida cautelar” (“CAMPBELL, María Enriqueta Vda. De Tufiño et. al vs./ Federal Executive - Banco de Salta S.A. Grupo Macro on “AMPARO proceeding” Precautionary Measure”, dismissing the claim filed by a deposit holder who had previously obtained favorable rulings from the first instance court and the court of appeals. The emergency regulations were ruled to be unconstitutional by the Argentine Supreme Court of Justice as a result of the “pesification” of the term deposits made in foreign currency.

On October 26, 2004 the Argentine Supreme Court of Justice issued a judgment on the case “BUSTOS, ALBERTO ROQUE Y OTROS c/ P.E.N. Y OTROS s/ AMPARO”, reversing the judgment that had previously approved the “amparo proceeding.” This proceeding was not deemed to be the proper course of action for a claim of this nature. The Supreme Court ruled that the regulations governing “pesification” of the Argentine economy were constitutional due to the economic, financial and exchange emergency situation experienced in Argentina; which was in fact approved by Congress. This ruling does not explains how the first instance judge must comply with the Supreme Court’s ruling, and, consequently how he must proceed with the reimbursement of the moneys already collected by depositors because of the appellate court judge’s orders.

As of this date BBVA Banco Francés is unable to provide any information in connection with the Appelate Court Judges´ compliance or non-compliance with the Bustos ruling. This is because said ruling is not binding tothem. The Bank continues to be subject to court orders due to precautionary measures and execution of judgments, however, the deposit holders who continue to question the constitutionality of “pesification” continue to bring legal actions against the Bank. BBVA Banco Francés continues raising defenses leading to protection of its equity, shareholders and clients.

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, Banco Francés’s earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting Banco Francés’s financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in the markets for Banco Francés’s products and services; (2) changes in domestic or international stock market prices, exchange rates or interest rates; (3) macroeconomic, regulatory, political or governmental changes; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparts of Banco Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by Banco Francés with the United States Securities and Exchange Commission (SEC), including, but not limited to, Banco Francés’s annual report on Form 20-F and exhibits thereto. Banco Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference call: A conference call to discuss this third quarter earnings will be held on Monday, November 15, at 10:00 A.M. New York time - 12:00 A.M. Buenos Aires time. If you are interested in participating please dial (719) 457 2625 at least 5 minutes prior to our conference. Confirmation code: 920126. To receive the tape of this conference call, please call (719) 457 2865.

Internet: This press release is also available in http://www.bancofrances.com.ar

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

(in thousands of $)	09/30/04	06/30/04	03/31/04	09/30/03
ASSETS :
Cash and due from banks	1,722,380	1,403,253	1,713,444	1,797,089
Government and Private Securities	1,340,456	1,551,973	1,508,037	2,152,303
- Investment account	795,878	799,069	509,497	1,251,296
- Trading account (listed securities)	97,236	23,674	12,134	100,160
- Unlisted	486,098	780,767	1,032,572	799,990
- Listed Private Securities	16,726	3,553	7,024	857
Less: Allowances	(55,482)	(55,090)	(53,190)	—
Loans	8,318,566	7,937,432	7,383,354	7,528,605
- Advances	321,035	301,982	152,790	111,341
- Notes discounted and purchased	289,001	254,670	167,855	153,218
- Secured with mortgages	415,924	429,951	395,731	412,502
- Car secured loans	14,962	8,391	5,198	5,088
- Credit cards	231,348	238,887	207,907	157,635
- Loans to financial sector	30,023	9,938	5,832	56,905
- Loans to public sector	3,880,252	3,938,754	4,013,499	4,038,221
- Other	1,055,530	746,646	467,873	990,033
Less: Unaccrued interest	(620)	(550)	(261)	(108)
Plus: Interest & FX differences receivable	2,216,307	2,140,227	2,068,287	2,051,848
Less: Allowance for loan losses	(135,196)	(131,464)	(101,357)	(448,078)
Other banking receivables	785,493	783,061	1,257,150	1,588,556
- Compensatory Bond	109,125	110,282	108,886	247,576
- Repurchase agreements	—	—	493,054	559,090
- Unlisted private securities	106,489	157,605	108,772	251,803
- Unlisted Private securities :Trustees	25,562	28,545	31,148	79,651
- Other banking receivables	549,490	501,796	528,310	555,092
- Less: provisions	(5,173)	(15,167)	(13,020)	(104,656)
Investments in other companies	248,649	241,212	233,811	250,791
Intangible assets	839,095	871,003	884,249	916,692
- Goodwill	33,745	35,403	37,060	40,375
- Organization and development charges	42,186	46,026	51,097	66,811
- Assets related to legal injunctions	763,164	789,574	796,092	809,506
Other assets	566,006	579,890	619,863	998,765

Total assets	13,820,645	13,367,824	13,599,908	15,232,801

	09/30/04	06/30/04	03/31/04	09/30/03
LIABILITIES:
Deposits	8,567,442	8,318,128	8,094,062	8,154,397
- Demand deposits	2,522,467	2,400,939	2,515,790	1,942,099
- Saving accounts	1,518,426	1,512,457	1,308,481	950,394
- Time deposits	3,714,010	3,300,596	3,087,228	3,997,359
- Rescheduled deposits - CEDROS	543,781	918,609	978,609	1,138,411
- Other deposits	268,758	185,527	203,954	126,134
Other banking Liabilities	3,422,701	3,250,603	3,630,027	4,490,943
Other provisions	385,642	345,513	313,006	545,828
- Other contingencies	375,643	332,693	301,940	457,108
- Guarantees	9,999	12,820	11,066	88,720
Subordinated debt	69,334	69,246	66,091	76,627
Other liabilities	70,089	65,942	68,575	111,255
Minority interest	20,261	20,222	20,351	23,751

Total liabilities	12,535,469	12,069,654	12,192,112	13,402,801

Total stockholders’equity	1,285,176	1,298,170	1,407,796	1,830,000

Total liabilities + stockholders’ equity	13,820,645	13,367,824	13,599,908	15,232,801

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

	09/30/04	06/30/04	03/31/04	09/30/03
INCOME STATEMENT
Financial income	257,063	284,145	193,501	98,978
- Interest on Cash and Due from Banks	3,079	2,618	2,556	2,169
- Interest on Loans Granted to the Financial Sec.	309	94	66	(366)
- Interest on Overdraft	7,006	5,810	5,352	6,240
- Interest on Notes discounted and purchased	3,909	1,844	1,799	6,994
- Interest on mortgages	11,116	11,425	11,463	11,541
- Interest on car secured loans	382	258	187	139
- Interest on Credit Card Loans	3,852	4,197	4,972	8,104
- Interest on Other Loans	24,755	22,914	22,153	29,962
- Income from securities and short term investments	9,888	9,415	18,803	10,542
- Interest on Government guaranteed loans Decreet1387/01	56,777	54,855	37,943	52,926
- From Other Banking receivables	1,857	1,661	1,440	1,393
- CER	112,415	129,059	51,626	25,302
- CVS	(9)	13,190	24,518	—
- Foreign exchange difference	19,553	26,235	10,208	—
- Other	2,174	570	415	(55,968)
Financial expenses	(123,872)	(127,654)	(105,232)	(55,829)
- Interest on Current Account Deposits	(6,200)	(5,159)	(3,289)	(4,728)
- Interest on Saving Account Deposits	(721)	(911)	(1,374)	(1,137)
- Interest on Time Deposits	(25,281)	(23,016)	(29,998)	(55,708)
- Interest on Other Banking Liabilities	(6,605)	(4,993)	(6,218)	(21,542)
- Other interests (includes Central Bank)	(23,675)	(24,324)	(24,806)	(24,494)
- Mandatory contributions and taxes on interest income	(9,960)	(12,059)	(12,631)	(7,513)
- CER	(51,193)	(56,611)	(24,691)	(10,230)
- Foreign exchange difference	—	—	—	71,157
- Other	(237)	(581)	(2,225)	(1,634)
Net financial income	133,191	156,491	88,269	43,149
Provision for loan losses	(11,178)	(1,671)	(18,753)	21,332
Income from services, net of other operating expenses	75,325	70,336	67,467	59,358
Administrative expenses	(122,142)	(118,926)	(126,676)	(130,941)
Income (loss) from equity investments	7,438	8,197	19,082	6,454
Net Other income	(149,874)	(117,238)	127,893	13,231
Income (loss) from minority interest	(40)	129	736	534
Income before tax	(67,280)	(2,682)	158,018	13,117
Income tax	54,286	(11,514)	(188,351)	(48,086)

Net income	(12,994)	(14,196)	(30,333)	(34,969)

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

in thousands of $	09/30/04	06/30/04	03/31/04	09/30/03
ASSETS :
Cash and due from banks	1,722,380	1,403,253	1,713,444	1,681,787
Government and Private Securities	1,340,456	1,551,973	1,508,037	1,422,957
- Investment account	795,878	799,069	509,497	525,127
- Trading account (listed securities)	97,236	23,674	12,134	97,806
- Reverse repurchase agreements w/Central Bank	—	—	—	—
- Unlisted	486,098	780,767	1,032,572	799,990
- Listed Private Securities	16,726	3,553	7,024	34
Less: Allowances	(55,482)	(55,090)	(53,190)	-—
Loans	8,318,566	7,937,432	7,383,354	5,974,364
- Advances	321,035	301,982	152,790	110,424
- Notes discounted and purchased	289,001	254,670	167,855	152,860
- Secured with mortgages	415,924	429,951	395,731	412,485
- Car secured loans	14,962	8,391	5,198	4,564
- Credit cards	231,348	238,887	207,907	157,562
- Loans to financial sector	30,023	9,938	5,832	33,768
- Loans to public sector	3,880,252	3,938,754	4,013,499	3,000,618
- Other	1,055,530	746,646	467,873	990,033
Less: Unaccrued interest	(620)	(550)	(261)	(108)
Plus: Interest & FX differences receivable	2,216,307	2,140,227	2,068,287	1,486,505
Less: Allowance for loan losses	(135,196)	(131,464)	(101,357)	(374,347)
Other banking receivables	785,493	783,061	1,257,150	1,558,787
- Compensatory Bond	109,125	110,282	108,886	247,576
- Repurchase agreements	—	—	493,054	553,090
- Unlisted private securities	106,489	157,605	108,772	222,166
- Unlisted Private securities :Trustees	25,562	28,545	31,148	79,651
- Other banking receivables	549,490	501,796	528,310	538,732
- Less: provisions	(5,173)	(15,167)	(13,020)	(82,428)
Investments in other companies	248,649	241,212	233,811	1,565,701
Intangible assets	839,095	871,003	884,249	916,692
- Goodwill	33,745	35,403	37,060	40,375
- Organization and development charges	42,186	46,026	51,097	66,811
- Assets related to legal injunctions	763,164	789,574	796,092	809,506
Other assets	566,006	579,890	619,863	984,123

Total assets	13,820,645	13,367,824	13,599,908	14,104,411

	09/30/04	06/30/04	03/31/04	09/30/03
LIABILITIES:
Deposits	8,567,442	8,318,128	8,094,062	7,585,665
- Demand deposits	2,522,467	2,400,939	2,515,790	1,746,464
- Saving accounts	1,518,426	1,512,457	1,308,481	950,394
- Time deposits	3,714,010	3,300,596	3,087,228	3,624,917
- Rescheduled deposits - CEDROS	543,781	918,609	978,609	1,138,411
- Other deposits	268,758	185,527	203,954	125,479
Other banking Liabilities	3,422,701	3,250,603	3,630,027	3,990,622
Other provisions	385,642	345,513	313,006	495,526
- Other contingencies	375,643	332,693	301,940	406,806
- Guarantees	9,999	12,820	11,066	88,720
Subordinated debt	69,334	69,246	66,091	76,627
Other liabilities	70,089	65,942	68,575	102,220
Minority interest	20,261	20,222	20,351	23,751

Total liabilities	12,535,469	12,069,654	12,192,112	12,274,411

Total stockholders’ equity	1,285,176	1,298,170	1,407,796	1,830,000

Total liabilities + stockholders’ equity	13,820,645	13,367,824	13,599,908	14,104,411

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	09/30/04	06/30/04	03/31/04	09/30/03
ASSETS
Cash and due from banks	1,776,734	1,438,298	1,746,811	1,867,043
Government Securities	1,887,158	2,188,583	2,128,472	2,400,157
Loans	9,186,255	8,678,493	8,121,174	8,242,454
Other banking receivables	794,525	825,892	1,311,132	1,570,706
Investments in other companies	45,324	45,240	43,608	45,438
Other assets	1,560,942	1,598,821	1,658,864	2,107,324

TOTAL ASSETS	15,250,938	14,775,327	15,010,061	16,233,122

	09/30/04	06/30/04	03/31/04	09/30/03
LIABILITIES
Deposits	8,398,805	8,164,745	7,958,821	7,912,715
Other banking liabilities	3,426,752	3,269,172	3,688,814	4,475,980
Other liabilities	1,969,630	1,877,084	1,791,524	1,841,701
Minority interest	170,575	166,156	163,106	172,726

TOTAL LIABILITIES	13,965,762	13,477,157	13,602,265	14,403,122

TOTAL STOCKHOLDERS’ EQUITY	1,285,176	1,298,170	1,407,796	1,830,000

STOCKHOLDERS’ EQUITY + LIABILITIES	15,250,938	14,775,327	15,010,061	16,233,122

	09/30/04	06/30/04	03/31/04	09/30/03
NET INCOME
Net Financial Income	187,514	192,879	125,998	70,982
Provision for loan losses	(11,178)	(1,671)	(18,753)	21,332
Net Income from Services	138,447	126,561	127,881	107,387
Administrative expenses	(168,267)	(159,227)	(165,833)	(167,298)
Net Other Income	(209,610)	(156,018)	94,766	(14,952)
Income (loss) from minority interest	(3,638)	(3,833)	(2,074)	(2,733)

Income before tax	(66,732)	(1,309)	161,985	14,718

Income tax	53,738	(12,887)	(192,318)	(49,687)

Net income	(12,994)	(14,196)	(30,333)	(34,969)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: November 11, 2004	By:	/s/ MARCELO G. CANESTRI
	Name:	Marcelo G.Canestri
	Title:	Chief Financial Officer